UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information Contained in this Report on Form 6-K

On October 19, 2017, Globus Maritime Limited (the “Company”), entered into a Share and Warrant Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to sell for $2.5 million an aggregate of 2,500,000 shares of common stock, par value $0.004 per share, of the Company (the “Shares”) and a warrant to purchase 12,500,000 shares of common stock of the Company at a price of $1.60 per share (subject to adjustment) (the “Warrant”, together with the Shares, the “Purchased Securities”) to an unrelated investor (the “Purchaser”) in a private placement. The Company intends to use the net proceeds from the private placement for general corporate purposes and working capital including repayment of debt.

On October 19, the Company also entered into a registration rights agreement with the Purchaser providing it with certain rights relating to registration under the Securities Act of the Shares and the shares of common stock underlying the Warrant.

The Purchased Securities, and the shares of common stock issuable upon the exercise of the Warrant (the “Exercisable Shares”, together, the “Securities”) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to a U.S. person absent a registration statement or exemption from registration.

The Purchase Agreement contains representations and warranties that are typical for private placements by public companies.

The representations, warranties and covenants contained in the Purchase Agreement and the registration rights agreement were made solely for the benefit of the parties to those agreements and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and registration rights agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement, registration rights agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Securities and Exchange Commission.

The foregoing description of the Purchase Agreement, registration rights agreement, and Purchasers Warrant, does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements, which are filed as Exhibit 10.1, 10.2, and 10.3, to this Current Report on Form 6-K and incorporated herein by reference.

The issuances of the Purchased Securities, will be made in accordance with the Purchase Agreement and pursuant to one or more exemptions from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section and/or Regulation S promulgated under the Securities Act. The Purchaser has represented in the Purchase Agreement that it is acquiring the Purchased Securities, for its own account and not with a view to or for distributing or reselling such Securities or any part thereof. In addition, the Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Securities except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. The Purchaser has represented that it was not solicited nor did it execute the Purchase Agreement in the United States.

Exhibits

The following exhibit is filed as part of this Report on Form 6-K:

10.1*	Share and Warrant Purchase Agreement dated October 19, 2017 between Globus Maritime Limited and the Purchaser listed on Schedule A thereto
10.2*	Registration Rights Agreement between Globus Maritime Limited and the Purchaser dated October 19, 2017
10.3*	Warrant issued to United Capital Investments Corp.
99.1*	A copy of an announcement of Globus Maritime Limited

*Filed herewith

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-217282) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2017, AS AMENDED MAY 17, 2017 AND DECLARED EFFECTIVE MAY 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2017

GLOBUS MARITIME LIMITED

By:	/s/Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer